FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934


For the month of October, 2002

Commission File Number: 0-29452


                                   RADCOM LTD.
                 (Translation of Registrant's Name into English)

                 Raoul Wallenberg Street, Tel Aviv 69719, Israel
                    (Address of Principal Executive Offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F     __X__          Form:40-F_______


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes _______ No  __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A
                --------------  -------

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO RADCOM LTD.'S ("RADCOM") REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-13244, 333-13246, 333-13248, 333-13250, 333-13254, 333-13252, 333-13236),
AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FILED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OF FURNISHED.


                                    CONTENTS

This report on Form 6-K of Radcom consists of the following documents, which is attached hereto and incorporated by reference herein:

1. Press Release: Radcom reports results for the third quarter and first nine months of 2002. Dated October 21, 2002.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Radcom Limited
                                                     (Registrant)
Dated: November 5, 2002                              By: /s/ David Zigdon
                                                         ----------------
                                                         David Zigdon
                                                         Chief Financial Officer

                                  EXHIBIT INDEX



Exhibit Number               Description of Exhibit

10.1 Press Release: Radcom reports results for the third quarter and first nine months of 2002. Dated October 21, 2002.

                                  EXHIBIT 10.1



Contacts:

RADCOM                                           KCSA
David Zigdon, CFO                                Lee Roth/Evan Smith, CFA
(972) 3-6455004                                  (212) 896-1209/ (212) 896-1251
davidz@radcom.com                                lroth@kcsa.com/esmith@kcsa.com




                  RADCOM REPORTS RESULTS FOR THE THIRD QUARTER
                          AND FIRST NINE MONTHS OF 2002

       Revenues Increase 13% Sequentially; 43% Reduction In Operating Loss


         TEL-AVIV,  Israel--October  21, 2002-- RADCOM Ltd.  (RADCOM)  (NASDAQ:
RDCM) today announced financial results for the third quarter and nine months ended September 30, 2002.

Results of the Third Quarter
         Revenues for the third quarter of 2002 were $3,502,000, a sequential increase of 13% as compared to $3,097,000 for the second quarter of 2002. Revenues for the third quarter of 2001 were $4,259,000. The Company's gross margins for the third quarter of 2002 were 66% -- equal to the gross marginsof the second quarter of 2002 and higher than the 59% gross margins recorded in the third quarter of 2001.

         Operating loss for the third quarter of 2002 was $(901,000), a substantial improvement as compared to $(1,554,000) in the second quarter of 2002, and $(1,784,000) in the third quarter of 2001. This reduction in operating loss reflects a significant decrease in all operating expenses.

         Net loss for the third quarter of 2002 was $(852,000), or $(0.08) per ordinary share, compared to $(1,488,000), or $(0.14) per ordinary share for the second quarter of 2002, and $(1,679,000), or $(0.16) per ordinary share for the third quarter of 2001.


Results of the First Nine Months
         Revenues for the first nine months of 2002 were $11,004,000 compared to $13,455,000 for the first nine months of 2001. The Company's gross margin for the period improved to 66%, from 59% for the first nine months of 2001 (excluding writeoffs as detailed in the Company's 2001 financial reports).

         Operating loss for the first nine months of 2002 was $(3,809,000). Operating loss for the first nine months of 2001 excluding writeoffs as detailed in the Company's 2001 financial reports was $(7,305,000), while reported operating loss for the first nine months of 2001 was $(10,142,000).

         Net loss for the first nine months of 2002 was $(3,631,000), or $(0.35) per ordinary share. Net loss for the first nine months of 2001, excluding writeoffs as detailed in the Company's 2001 financial reports, was $(6,740,000), or $(0.64) per ordinary share, while reported net loss for the first nine months of 2001 was $(10,169,000), or $(0.97) per ordinary share.

Comments of Management
         Commenting on the results, Arnon Toussia-Cohen, President and CEO of RADCOM, said, "We are pleased to report increased revenues and decreased losses compared to the second quarter, together with a slight improvement in our cash position. The improved results reflect the stronger performance of our channels in the Far East, together with relatively stronger sales of Voice Over IP products in all regions. Our successful cost-cutting initiatives continue to significantly reduce all of our operating expenses, resulting in approximately 43% reduction of operating and net losses. Given today's extremely difficult markets, we continue to search out revenue opportunities while improving our technologies, closely managing our expenses, and conserving our cash reserves."

         A teleconference to discuss the quarter will be held on Tuesday, October 22, 2002, at 9:00 a.m. EDT. A live broadcast is available through the Company's website, http://www.radcom.com/

                                       ###

RADCOM designs, manufactures, markets and supports network test and quality management solutions for service providers, developers and enterprises worldwide. The company specializes in a line of high-quality, integrated, multitechnology WAN/LAN test solutions as well as unique performance measurement solutions for VoIP and cellular converged networks. RADCOM's analysis and simulation solutions are used in the development and manufacture of network devices, and in the installation and ongoing maintenance of operational networks to facilitate real-time isolation, diagnosis, and resolution of network problems. RADCOM's sales network includes over 60 distributors in 50 countries worldwide and 10 manufacturer's representatives across North America. RADCOM's customers include Cisco, Lucent, Ericsson, Nokia, Motorola, AT&T, MCI Worldcom, Sprint, British Telecom, Deutsche Telecom and Telstra.

Certain statements made herein that use the words "estimate," "project," "intend," "expect, "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

To receive RADCOM's press releases online, or to download a complete Digital Investor Kit(TM) including past press releases, regulatory filings and corporate materials, please click on the "Digital Investor Kit(TM)" icon at www.kcsa.com.


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


                                                       RADCOM Ltd.
                                           Consolidated Statements of Operation
                                   (1,000's of U.S. dollars, except for per share data)

                                               Three months ended Sept. 30,                 Nine months ended Sept. 30,
                                        ----------------------------------        ----------------------------------
                                             2002               2001                    2002               2001
                                        ---------------     --------------        -----------------    -------------
                                          unaudited           unaudited              unaudited          unaudited
                                        ---------------     --------------        -----------------    -------------
Sales                                         $  3,502           $  4,259               $   11,004         $ 13,455

Cost of sales (1)                                1,191              1,758                    3,744            6,816
                                        ---------------     --------------        -----------------    -------------
Gross profit                                     2,311              2,501                    7,260            6,639

Research and development, gross (2)              1,506              1,989                    4,888            7,364
Less - royalty-bearing participation               653                511                    1,603            1,456
                                        ---------------     --------------        -----------------    -------------
Research and development, net                      853              1,478                    3,285            5,908

Sales and marketing (3)                          1,933              2,294                    6,469            8,930

General and administrative (4)                     426                513                    1,315            1,943
                                        ---------------     --------------        -----------------    -------------
Total operating expenses                         3,212              4,285                   11,069           16,781
                                        ---------------     --------------        -----------------    -------------

Operating loss                                   (901)            (1,784)                  (3,809)         (10,142)

Financing income (expenses), net (5)                49                105                     178              (27)
                                        ---------------     --------------        -----------------    -------------

Net loss                                         (852)            (1,679)                  (3,631)         (10,169)
                                        ===============     ==============        =================    =============

Basic loss per ordinary share                $  (0.08)          $ (0.16)                 $  (0.35)         $ (0.97)
                                        ===============     ==============        =================    =============
Weighted average number of
  ordinary shares (basic)                  10,492,050        10,492,050                10,492,050       10,518,441


The results of the nine months ended September 30, 2001 include one time charges that total $3,429,000 as follows:
 (1) Inventory writeoff of $1,061,000; provision for layoff of employees of $275,000.
 (2) Impairment of assets of $60,000; provision for layoff of employees of $645,000.
 (3) Writeoff demo equipments of $115,000; provision for layoff of employees of $260,000.
 (4) Provision for bad debts and other of $401,000; provision for layoff of employees of $20,000.
 (5) Impairment of investment in marketable securities of $592,000.




                          (Additional table to follow)

  RADCOM REPORTS/5

                                                           RADCOM Ltd.
                                                  Consolidated Balance Sheets
                                                    (1000's of U.S. dollars)

                                                                         As of                      As of
                                                                    September 30, 2002        December 31, 2001
                                                              ---------------------------- ------------------------
                                                                       unaudited                   audited
                                                              ---------------------------- ------------------------
  Current Assets
       Cash and cash equivalents                                                   10,574                    3,860
       Short-term bank deposits                                                         -                    6,655
       Marketable securities                                                            -                    1,825
       Trade receivables, net                                                       3,086                    3,596
       Inventories                                                                  2,226                    2,652
       Other current assets                                                           461                    1,489
                                                              ---------------------------- ------------------------
  Total Current Assets                                                             16,347                   20,077
                                                              ---------------------------- ------------------------

  Property and Equipment
       Cost                                                                        10,784                   10,534
       Less - accumulated depreciation                                            (8,255)                  (7,291)
                                                              ---------------------------- ------------------------
                                                                                    2,529                    3,243
                                                              ---------------------------- ------------------------
  Total Assets                                                                     18,876                   23,320
                                                              ============================ ========================

  Liabilities and Shareholders' Equity
  Current Liabilities
       Trade payables                                                               1,065                    1,263
       Other payables and accrued expenses                                          3,764                    4,370
                                                              ---------------------------- ------------------------
  Total Current Liabilities                                                         4,829                    5,633
                                                              ---------------------------- ------------------------

  Liability for Employees Severance Pay Benefits                                      650                      761
                                                              ---------------------------- ------------------------
  Total Liabilities                                                                 5,479                    6,394
                                                              ---------------------------- ------------------------

  Shareholders' Equity
       Share capital                                                                   57                       57
       Additional paid-in capital                                                  38,114                   38,012
       Accumulated deficit                                                       (24,774)                 (21,143)
                                                              ---------------------------- ------------------------
  Total Shareholders' Equity                                                       13,397                   16,926
                                                              ---------------------------- ------------------------

  Total Liabilities and Shareholders' Equity                                       18,876                   23,320
                                                              ============================ ========================

